UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
  OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY

                               File No. 811-08309

                   CYPRESSTREE SENIOR FLOATING RATE FUND, INC.
                   -------------------------------------------
                               (Name of Applicant)


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

          [X] Merger

          [_] Liquidation

          [_] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [_]  Election  of  status as a  Business  Development  Company  (Note:
               Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

          CypressTree Senior Floating Rate Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-08309

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

          [X]      Initial Application       [_]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

          286 Congress Street
          Boston, Massachusetts 02210

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Ruth S. Epstein, Esq.
          Dechert
          1775 Eye Street, N.W.
          Washington, DC 20006
          (202) 261-3300

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          State Street Bank & Trust Company
          225 Franklin Street
          Boston, Massachusetts 02110
          (617) 786-3000

          American General Asset Management Corp.
          (formerly CypressTree Asset Management Corporation, Inc.) 286 Congress Street
          Boston, Massachusetts 02210
          (617) 368-3535

8.   Classification of fund (check only one):

          [X] Management company

          [_] United investment trust; or

          [_] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [_]      Open-end          [X]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          American General Asset Management Corp.
          (formerly CypressTree Asset Management Corporation, Inc.) 286 Congress Street
          Boston, Massachusetts 02210

          CypressTree Investment Management Company, Inc. (sub-adviser) 125 High Street
          Boston, Massachusetts 02210

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          American General Funds Distributors,  Inc.
          (formerly CypressTree Funds Distributors, Inc.)
          286 Congress Street
          Boston, Massachusetts 02210

13.  If the fund is a unit investment trust ("UIT") provide:

          N/A

          (a)  Depositors' name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [_]    Yes                    [X]        No

     If Yes, for each UIT state:

               Name(s):

               File No.: 811-_____

               Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]     Yes                  [_]       No

     If Yes, state the date on which the board vote took place:

     The board of directors approved the merger on January 23, 2001

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]    Yes                 [_]        No

     If Yes, state the date on which the shareholder vote took place:

     The shareholder vote occurred on April 20, 2001

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes                [_]        No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          May 11, 2001
          May 31, 2001

     (b)  Were the distributions made on the basis of net assets?

          [X]      Yes            [_]         No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]      Yes            [_]         No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only: N/A

          Were any distributions to shareholders made in kind?

          [_]     Yes           [_]             No

          If   Yes,  indicate the  percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.  Closed-end funds only:

         Has the fund issued senior securities?

         [_]      Yes               [X]     No

     If Yes,   describe   the  method  of   calculating   payments  to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

        [X]       Yes               [_]      No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [_]      Yes                [X]     No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [_]     Yes                 [X]     No

     If   Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [_]      Yes              [_]     No

21.  Does the fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

          [_]      Yes              [X]     No

     If yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses:          $ 100,000
                                         ---------

          (ii) Accounting expenses:     $   3,000
                                         ---------

          (iii) Other expenses (list and identify separately):

                Solicitation and mailing proxy  statement $ 12,000
                                                          --------
                Printing N-14 $                              8,000
                                                          --------
                SEC registration filing fee
                                                          $ 12,000
                                                          --------
                                                        -----------
                                                          $ 32,000

          (iv) Total  expenses  (sum of  lines  (i) - (iii)  above):
                                                        $  135,000
                                                         ----------
          (b)  How were those expenses allocated?

               See  answer to (c).

               (c)  Who paid those expenses?

               All legal, accounting, and other expenses incurred in connection with the transaction were allocated to CypressTree Senior Floating Rate Fund, Inc. and North American Senior Floating Rate Fund, Inc. pro rata based upon the relative net assets of the Funds as of the close of business on the record date for determining the shareholders of CypressTree Senior Floating Rate Fund, Inc. entitled to vote on the transaction. However, as a result of current expense waiver and reimbursement agreements of American General Asset Management Corp. ("AGAM"), AGAM will be bearing these expenses.

          (d)  How did the fund pay for unamortized expenses (if any)?

               The fund had unamortized expenses of $90,000, which was deducted from $100,000 seed capital.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

           [_]        Yes                  [X]          No

     If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

          [_]        Yes                  [X]          No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [_]       Yes                  [X]          No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          North American Senior Floating Rate Fund, Inc.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-8727

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          The plan of reorganization agreement was filed on January 26, 2001 as part of CypressTree Senior Floating Rate Fund's definitive proxy statement on Form N-14. The file number was 333-54422.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment company Act of 1940, as amended, on behalf of the CypressTree Senior Floating Rate Fund, Inc., (ii) he is the Secretary of CypressTree Senior Floating Rate Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.


Date:    ________________, 2001             /s/
                                            -----------------------------
                                            John I. Fitzgerald
                                            Secretary

                                 Proposed Notice

                   CypressTree Senior Floating Rate Fund, Inc.

                              Notice of Application
                         Investment Company Act of 1940

                Release No. IC-_____________; File No. 811-08309

                            Date: _____________, 1999

TEXT:
Agency:     Securities and Exchange Commission ("SEC")

Action: Notice of application for deregistration under the Investment Company Act of 1940, as amended (the "1940 Act").

Applicant:  CypressTree Senior Floating Rate Fund, Inc. ("Applicant").

Relevant 1940 Act Section:  Order requested under Section 8(f).

Summary of Application:   Applicant requests an order declaring that it
                           has ceased to be an investment company under the 1940 Act.

Filing Date:  The application was filed on ___________, 2001.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Requests for a hearing should be received by the SEC by 5:30 p.m. on ___________, 2001, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Requests for a hearing should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Applicant, c/o Ruth S. Epstein, Dechert, 1775 Eye Street, N.W., Washington, D.C. 20006.

For Further Information Contact: _________________, Staff Attorney at (202) 942-______, or __________________, Branch Chief, at (202) 942-_____________,
(Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

Applicant is a closed-end management investment company organized as a Maryland corporation.

At a meeting of the Board of Directors of the Applicant (the "Board") held on January 23, 2001, the Board determined that a proposed Agreement and Plan of Reorganization (the "Reorganization Agreement") by and between the Applicant and North American Senior Floating Rate Fund, Inc., providing for (i) the transfer of substantially all of the assets and liabilities of the Applicant to North American Senior Floating Rate Fund, Inc., and (2) the distribution of North American Senior Floating Rate Fund, Inc. shares to shareholders of the Applicant according to their respective interests in liquidation of the Applicant (the transactions in (1) and (2) are hereinafter collectively called the
"Reorganization") was in the best interests of the shareholders of the Applicant. At the January 23, 2001 meeting, the Board also approved the holding of a Special Shareholders Meeting to approve or disapprove the Reorganization Agreement and the transactions contemplated thereby.

Preliminary copies of Notice of Special Meeting of Shareholders, Proxy Statement and forms of Proxy for the Applicant were filed by the Applicant with the SEC on January 26, 2001, pursuant to Rule 14a-6(b) under Securities Exchange Act of 1934, as amended (the "1934 Act"), and definitive copies of each such materials were filed by the Applicant with the SEC pursuant to Rule 497 under the 1933 Act on March 14, 2001. Such materials were mailed to shareholders of the Applicant on or about March 12, 2001. The Reorganization Agreement dated as of January 23, 2001, was approved by the shareholders of the Applicant at a special meeting held on April 20, 2001.

On May 11, 2001 pursuant to the terms of the Reorganization Agreement, all of the assets and known liabilities of the Applicant were transferred to North American Senior Floating Rate Fund, Inc. in exchange for shares of North American Senior Floating Rate Fund, Inc. Applicant thereafter made a liquidating distribution to its shareholders of a like number of full and fractional shares of North American Senior Floating Rate Fund, Inc.

All legal, accounting, and other expenses incurred in connection with the transaction were allocated to CypressTree Senior Floating Rate Fund, Inc. and North American Senior Floating Rate Fund, Inc. pro rata based upon the relative net assets of the Funds as of the close of business on the record date for determining the shareholders of CypressTree Senior Floating Rate Fund, Inc. entitled to vote on the transaction. However, as a result of current expense waiver and reimbursement agreements of American General Asset Management Corp. ("AGAM"), AGAM will be bearing these expenses.

Applicant  has  retained  no  assets.  Applicant  has no  outstanding  debts  or liabilities. Applicant is not currently a party to any litigation or administrative proceeding. As of the date of this filing, Applicant has no securityholders. Applicant is not now engaged, nor does it propose to engage, in any business activities other than those necessary for the winding up of its affairs. Applicant has no securityholders to whom distributions in complete liquidation has not been made. Applicant has filed the necessary documentation with the State of Maryland to effect its dissolution as an Maryland corporation.

For the SEC, by the Division of Investment Management, pursuant to delegated authority.


                                           -------------------------------
                                           Jonathan G. Katz
                                           Secretary